Avery Dennison Corporation
Exhibit 12
AVERY DENNISON CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended		Six Months Ended
	July 1, 2006	July 2, 2005(2)	July 1, 2006	July 2, 2005(2)

Earnings:
Income from continuing operations before taxes	$124.1	$115.8	$212.4	$195.5
Add: Fixed charges from continuing operations (1)	22.2	23.0	44.7	45.1
Amortization of capitalized interest	.7	.7	1.4	1.3
Less: Capitalized interest	(1.6)	(.8)	(2.6)	(1.9)

	$145.4	$138.7	$255.9	$240.0

Fixed charges from continuing operations (1):
Interest expense	$13.6	$15.7	$28.1	$30.2
Capitalized interest	1.6	.8	2.6	1.9
Interest portion of leases	7.0	6.5	14.0	13.0

	$22.2	$23.0	$44.7	$45.1

Ratio of Earnings to Fixed Charges	6.5	6.0	5.7	5.3

(1)	The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

(2)	Certain prior year amounts have been reclassified to conform with the 2006 presentation.

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